FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

For the month of June 2003.
Total number of pages: 3.
NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KUZETONOSHIRO-CHO,

MINAMI-KU,KYOTO 601-8205 JAPAN

        (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

 1. Nidec-Shimpo Applies for Delisting of Its Shares from Nagoya Stock Exchange

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on June 30, 2003 in Kyoto, Japan

Nidec-Shimpo Applies for Delisting of Its Shares from Nagoya Stock Exchange

Nidec-Shimpo Corporation (the “Company”), a consolidated subsidiary of Nidec Corporation, announces a notice today regarding its decision to apply for a delisting of its ordinary shares at the Nagoya Stock Exchange (the “Exchange”) pursuant to Article 16 of the Listing Standards of the Exchange. Details of the decision are as follows.

1. Reason for Delisting Application

Nidec Corporation and the “Company” obtained shareholder resolutions at their respective Ordinary General Meetings of Shareholders held in June 2003 to make Nidec-Shimpo a wholly-owned subsidiary of Nidec Corporation through share exchange effective October 1, 2003. Since Nidec Corporation is not listed on the Exchange, the delisting of the Company’s shares is compulsory subject to Article 2(1)(14) of the Exchange’s Delisting Criteria. This article mandates a listed company to terminate the listing of shares in the event it becomes a wholly owned subsidiary of a non-listed company.

2. Stock Exchanges other than the Nagoya Exchanges on Which the Company’s Stock is Listed

  The Osaka Stock Exchange

3. Scheduled Date of Delisting

  August 1, 2003 (Friday)

4. Outlook

The Company’s shares will continue to be listed on the Osaka Stock Exchange until September 25, 2003. The impact of delisting on shareholders and investors is estimated to be negligible, considering the absence of trade in the Company’s shares on the Exchange over the past six years.

FOR IMMEDIATE RELEASE

Nidec-Shimpo Corporation

Contact:  Tadashi Matsushita

(Senior Managing Director)

+81-75-958-3601

Stock exchange code (Osaka, Nagoya): 6398

Released on June 30, 2003 in Kyoto, Japan

Nidec-Shimpo Applies for Delisting of Its Shares from Nagoya Stock Exchange

Nidec-Shimpo Corporation (the “Company”), a consolidated subsidiary of Nidec Corporation, announces a notice today regarding its decision to apply for a delisting of its ordinary shares at the Nagoya Stock Exchange (the “Exchange”) pursuant to Article 16 of the Listing Standards of the Exchange. Details of the decision are as follows.

1. Reason for Delisting Application

Nidec Corporation and the “Company” obtained shareholder resolutions at their respective Ordinary General Meetings of Shareholders held in June 2003 to make Nidec-Shimpo a wholly-owned subsidiary of Nidec Corporation through share exchange effective October 1, 2003. Since Nidec Corporation is not listed on the Exchange, the delisting of the Company’s shares is compulsory subject to Article 2(1)(14) of the Exchange’s Delisting Criteria. This article mandates a listed company to terminate the listing of shares in the event it becomes a wholly owned subsidiary of a non-listed company.

2. Stock Exchanges other than the Nagoya Exchanges on Which the Company’s Stock is Listed

  The Osaka Stock Exchange

3. Scheduled Date of Delisting

  August 1, 2003 (Friday)

4. Outlook

The Company’s shares will continue to be listed on the Osaka Stock Exchange until September 25,   2003. The impact of delisting on shareholders and investors is estimated to be negligible, considering the absence of trade in the Company’s shares on the Exchange over the past six years.

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